UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Other Events

On January 21, 2020, Naked Brand Group Limited (the “Company”) announced that it had entered into an agreement to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL (“Buyer”) for a purchase price of US$600,000 in cash. The Company may sell off any inventory bearing the Naked brand that is in existence as of the closing. The closing is expected to occur by the end of January 2020.

After the sale of the Naked brand, the Company’s brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable and Pleasure State. The Company sells these brands at 60 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com, as well as across multiple wholesale customers and distributors globally. The Company’s brands also include licensed brands Heidi Klum Heidi Klum Intimates, Heidi Klum Swim, Heidi Klum Man, Heidi Klum Intimates Solutions and Frederick’s of Hollywood. Through a wholly owned subsidiary, the Company has the exclusive global online license for the Frederick’s of Hollywood brand, under which the Company sells Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. The Company sells its Frederick’s of Hollywood products online at www.bendonlingerie.com and www.fredericks.com.

The information contained in this Form 6-K, other Exhibit 99.1, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Exhibits and Financial Statements

Exhibit No.	Description
99.1	Press release.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 21, 2020

NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

2